NEWS RELEASE                                      EXHIBIT 20.13

FOR IMMEDIATE RELEASE              CONTACT: Thomas P. Scottino
12/08/98                                    (630) 378-7504


      TELLABS DELIVERS NEXT-GENERATION VOICE/DATA SWITCH
                   TECHNOLOGY TO SPRINT

Lisle, Ill.-- Tellabs announced today that it will supply its AN2100 Gateway Exchange, a trademark of Tellabs Operations, Inc., system, a next-generation voice/data switch, to Sprint under the terms of a new, multi-year agreement valued at more than $100 million.

The AN2100 system blends Tellabs' echo canceller and TITAN, a registered trademark of Tellabs Operations, Inc., 5500 digital cross-connect technology with packet and cell technologies to perform multimedia adaptation and switching. The system will allow Sprint to place traditional, switched telephone services on its core ATM backbone, while consolidating or eliminating legacy TDM network switching elements. Tellabs and Sprint began to collaborate on the AN2100 feature set three years ago.

"The AN2100 system allows us to enable voice applications to be very effectively integrated onto a broadband, distributed platform," said Marty Kaplan, senior vice president and chief technology officer of Sprint. "This is a significant step toward fully integrated voice and data applications. By collaborating closely with Tellabs, Sprint has advanced to the next generation of switching equipment."

"This announcement unveils a strategic Tellabs initiative to enable voice telephone service over cell- and packet-based networks," said Brian J. Jackman, Tellabs' president of Global Systems and Technology. "The AN2100 Gateway Exchange system is the first of a series of new Tellabs products designed specifically to enable our customers to cost-effectively migrate from today's TDM world to future, cell-based networks much like our industry-leading TITAN 5500 digital cross-connect system helps customers migrate from asynchronous to SONET transmission."

Sprint is a global communications company -- at the forefront in integrating long-distance, local and wireless communications services and one of the world's largest carriers of Internet traffic. Sprint built and operates the United States' only nationwide all-digital, fiber optic network and is the leader in advanced data communications services. Sprint has $15 billion in annual revenues and serves more than 16 million businesses and residential customers.

Tellabs designs, manufactures, markets and services voice and data transport and network access systems. The company's products are used worldwide by the providers of communications services. Tellabs stock is listed on the Nasdaq stock market (TLAB).